December 22, 2006	direct phone: 515-242-2440 direct fax: 515-323-8540 email: vandevoort@brownwinick.com

U.S. Securities and Exchange Commission
Attn: Edward M. Kelly, Esq.
Station Place
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:                               Highwater Ethanol, LLC
Registration Statement on Form SB-2
Filed September 20, 2006
File No. 333-137482

Dear Mr. Kelly:

We are in receipt of your letter dated October 18, 2006, providing comments on the Highwater Ethanol, LLC (the “Company”) registration statement on Form SB-2 as filed on September 20, 2006.  We have reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response.  In addition, we are enclosing a redlined Pre-Effective Amendment No. 1 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

General

1.             It is unclear when the promissory note will become due and payable.  Please revise to establish a fixed time or set of parameters upon the occurrence of which the notes will be due and payable.

RESPONSE: We have revised the prospectus summery and our third risk factor to state that all promissory notes will be due within 20 days of the date of written notice from the Company.  Our section on subscription procedures also includes a discussion of this procedure.

2.             We note that Highwater Ethanol will receive and place only 10% of the subscription amount in the escrow account upon subscription by investors.  Please address the effect that receiving less than the full subscription amount will have on individual ownership.  We note, for example, that it appears units may not be “fully paid” upon conclusion of the offering if 100% of the funds have not been place in escrow.  In addition, please clarify whether investors will have

December 22, 2006

full voting and other rights as holders of the units after the offering is closed and subscriptions are accepted and before the time that you have received all of the cash proceeds for the units.

RESPONSE:  Pursuant to our member control agreement, no person may become a member without the approval of the board of governors.  Membership Units will be issued to members when the subscriptions are accepted by the board of governors.  The company will not accept subscriptions from subscribers if there is an outstanding balance on the promissory note executed by the subscriber.  Therefore, the Membership Units will be fully paid when issued.  It is the acceptance of the subscription by the board that grants to the subscriber all the rights of membership and shifts the status of the subscriber to that of a member in the Company.   We have revised the registration statement to clarify this issue.

Cover Page

3.             Please review the prospectus cover page to highlight, in bullet point fashion, the most material risks associated with this offering.  Examples you should consider include:

•                  The risk that Highwater Ethanol will be unable to collect the full minimum subscribed although escrow will be broken.

•                  That members will have no control over the management of Highwater Ethanol until after 2008.

•                  That Highwater Ethanol will need to obtain significant financing for construction.

•                  That members of management have no experience in the ethanol or energy business.

For additional examples of risks you should consider highlighting on the cover page, please see Part II.A.3.a of Securities Act Release 33-6900.

RESPONSE: We have revised the prospectus cover page and our prospectus summary to include a bullet point list of the most material risks as suggested.

Table of Contents, page 3

4.             The table of contents must show the page number of the prospectus’ various sections or subsections.  See Item 502(a) of Regulation S-B, and revise.

RESPONSE: We have revised the table of comments to include a detailed table of contents referencing the headings contained in the prospectus as suggested.

December 22, 2006

Our Financing Plan, page 5

5.             Please disclose the status of any negotiations to obtain the debt financing required to fully fund construction of the plant.

RESPONSE: We have revised the registration statement and prospectus as suggested. The additional language reflects the current status of our efforts to obtain debt financing.  At this time we are communicating with several lenders but have not obtained any commitment or contract for debt financing.

Membership in Highwater Ethanol and Our Member Control Agreement, page 5

6.             In the second paragraph, identify counsel giving the opinion that Highwater Ethanol will be treated as a partnership for federal income tax purposes.  We note the disclosure in the federal income tax consequences of owning our units section and exhibit 8.1.

RESPONSE: We have revised paragraph to identify counsel giving the opinion regarding partnership tax treatment.

Important Notice to Investors, page 7

7.             The risk factors section must follow immediately the summary section.  See Item 503(c)(2) of Regulation S-B, and move this section so that it follows the summary and risk factor sections.

RESPONSE:  We have revised our prospectus so that the risk factor section immediately follows our summary section as suggested.

Risk Factors, page 7

8.             The second risk factor’s statement that Highwater Ethanol’s making of the offering on a best efforts basis means that Highwater Ethanol will not use an underwriter or placement agent is imprecise.  Because it is possible to conduct a best efforts offering using an underwriter or placement agent, please revise.

RESPONSE:  We have revised the prospectus to state that we are making the offering as a direct primary offering and have removed our references to a best efforts offering.

9.             In the fifth risk factor, state the per unit purchase price.

RESPONSE:  We have revised the risk factor to state the unit purchase price of $10,000 per unit.

10.           In the seventh risk factor, please quantify the amount paid per unit by the founders.

December 22, 2006

RESPONSE:  We have revised the prospectus to state that our founders paid $3,333.33 per unit and our seed capital investors paid $5,000.00 per unit, which is substantially less per unit for our membership units than the current public offering price of $10,000 per unit.

11.           In the eighth risk factor’s fourth bullet point, explain briefly what the “qualifying matching services” requirements are.  We note the disclosure under “Publicly Traded Partnership Rules” in the federal income tax consequences of owning our units section.

RESPONSE:  We have revised the risk factor to include the following a description of the qualified matching service requirements:

A qualified matching service is qualified only if: (1) it consists of a computerized or printed system that lists customers’ bid and/or ask prices in order to match unit holders who want to sell with persons who want to buy; (2) matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest; (3) the seller cannot enter into a binding agreement to sell the interest until the 15th calendar day after his interest is listed, which time period must be confirmable by maintenance of contemporaneous records; (4) the closing of a sale effectuated through the matching service does not occur prior to the 45th calendar day after the interest is listed; (5) the matching service displays only quotes that do not commit any person to buy or sell an interest at the quoted price (nonfirm price quotes), or quotes that express an interest in acquiring an interest without an accompanying price (nonbinding indications of interest), and does not display quotes at which any person is committed to buy or sell an interest at the quoted price; (6) the seller’s information is removed within 120 days of its listing and is not reentered into the system for at least 60 days after its deletion; and (7) the sum of the percentage interests transferred during the entity’s tax year, excluding private transfers, cannot exceed ten percent of the total interests in partnership capital or profits.

12.           The tenth risk factor states that the units are unsecured equity interests and are subordinated in right of payment to all of Highwater Ethanol’s current and future debt.  Quantify the amount of Highwater Ethanol’s debt as of the most recent date practicable.

RESPONSE:  As of the date of this letter, the Company does not have any debt and we do not anticipate having debt until we execute a debt financing loan in an amount ranging from $48,320,000 to $63,320,000.  Once we have executed a debt financing loan, our membership units will be subordinated in right of payment to all of the Company’s debt.  We have revised the risk factor to clarify that our membership units will be subordinated in right of payment to all of the Company’s debt.

13.           The eleventh risk factor’s statement that Highwater Ethanol’s reporting obligations will be automatically suspended under section 15(d) of the Exchange Act if Highwater Ethanol has less than 300 members is imprecise.  Except for the fiscal year in which the registration statement became effective, section 15(d) of the Exchange Act provides an automatic suspension of the periodic reporting obligation for any fiscal year if the issuer has fewer than 300 security

December 22, 2006

holders of record at the beginning of the fiscal year.  Although Rule 12h-3 under the Exchange Act permits an issuer to suspend its reporting obligation under section 15(d) of the Exchange Act.  Thus, Rule 12h-3 under the Exchange Act requires the filing of Form 15 as a condition of the suspension.  See telephone interpretation 32 in section M of our July 1997 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website, and revise.

RESPONSE:  We have revised the prospectus to include the following sentence: Except during the fiscal year that our registration statement becomes effective these reporting obligations will be automatically suspended under Section 15(d) of the Securities Exchange Act of 1934 if we have less than 300 members. If this occurs after the fiscal year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted.

14.           The thirty-ninth risk factor makes reference to a corn availability study.  Clarify whether Highwater Ethanol conducted the study.  If Highwater Ethanol did not conduct the study, identify the third party conducting the study and file its consent as an exhibit to the registration statement.  Alternatively, delete all reference to the study if it was conducted by a third party.  See Rule 436 of Regulation C under the Securities Act.  We note the disclosures under “Transaction with PRX Geographic, Inc.” in the business section and exhibit 23.2.

RESPONSE:  PRX Geographic, Inc. conducted the corn availability study and its consent is filed as exhibit 23.2 to the registration statement.  We have revised our registration statement to make clear that PRX conducted the study and cross referenced to the other disclosures in the Description of Business section of the document.

15.           In the fortieth risk factor, explain the meaning of the abbreviation “MTBE.”  We note the disclosure in the fiftieth risk factor.

RESPONSE: We have revised the prospectus to clarify that the abbreviation “MTBE” stands for Methyl Tertiary Butyl Ether.

16.           The forty-first risk factor makes reference to the significant dependence of Highwater Ethanol’s financial performance on corn and natural gas prices and market prices for ethanol and distillers dried grains.  Expand the disclosure to include appropriate historical data on corn and natural gas prices and market prices for ethanol and distillers dried grains.  Alternatively, provide cross reference to the disclosures elsewhere in the registration statement.  We note the disclosures in the business section.

RESPONSE:  We have revised the registration statement and prospectus as suggested.  We have added a chart in our section labeled “DESCRIPTION OF BUSINESS-Utilities” to illustrate the volatility of natural gas prices in recent years.

December 22, 2006

Dilution, page 22

17.           Revise your dilution calculations to exclude the estimated offering expenses of $550,000 from the pro forma net tangible book value at June 30, 2006.

RESPONSE: We have revised the dilution calculations as suggested.

Service agreement with Earth Tech, Inc., page 53

18.           Advise what consideration you have given to filing the service agreement as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-B.

RESPONSE: The agreement with Earth Tech Consulting, Inc. is based on a proposal submitted to the Company by Earth Tech Consulting, Inc, which the Company responded to by simply asking Earth Tech Consulting, Inc to proceed.  The Company has no written agreement with Earth Tech Consulting, Inc.  The Company will submit the appropriate exhibit with its next pre-effective amendment.

Transaction with PRX Geographic, Inc., page 53

19.           Disclosure states that PRX Geographic, Inc. conducted a corn origination analysis and small area supply demand analysis and provided Highwater Ethanol a report containing its findings.  Summarize the report’s findings.

RESPONSE:  The findings of the report have been summarized in the “DESCRIPTION OF BUSINESS-Corn Feedstock Supply” section.  We have revised the above referenced paragraph regarding PRX Geographic, Inc. to include a reference back to our summary of the grain origination analysis.

Regulatory Permits, page 53

20.           Please update your status within the approval process for all material permits.  If you have not begun the process, please so state.

RESPONSE:  The Regulatory Permits section of the prospectus has been revised to include the following discussion of our environmental permits:

We have submitted applications for an Air Emissions Permit, a Stormwater Permit, and an Above Ground Storage Tank Permit along with our Environmental Assessment Worksheet; however, as of the date of this prospectus we have not been granted any of these permits.  We have not submitted our application for our Permit for Discharge of Stormwater During Construction Activities, but anticipate doing so before we begin construction.

December 22, 2006

Permit for Industrial Activity, page 55

21.           Disclosure states Highwater Ethanol’s engineers’ assurances that the phosphorous emissions from the plant are very low and even if the Court of Appeals case is upheld that credits are available to offset any phosphorous emissions.  Clarify whether the engineers are Highwater Ethanol’s employees.  If the engineers are not Highwater Ethanol’s employees and are third parties, identify the engineers and file their consent as an exhibit to the registration statement.  See Rule 436 of Regulation C under the Securities Act.  Alternatively, delete all reference to the engineers and their assurances.  We note the disclosures under “Design-Build Team” in the business section.

RESPONSE: We have removed the reference to the engineers and their assurances.

Executive Compensation, page 60

22.           Disclosure states that Highwater Ethanol has compensation arrangements with three of its governors and officers.  Tell us why you have not filed the arrangements as exhibits to the registration statement.  See Item 601(b)(10)(ii)(A) of Regulation S-B.  Alternatively, file the arrangements as exhibits to the registration statement.

RESPONSE: The Company does not have written agreements with the three officers being compensated for their service to the Company, accordingly, we have prepared a description of the compensation arrangement and filed it as Exhibit 10.15 Description of Compensation Arrangements with Officers as described in Item 601(b)(10)(ii)(A).

The Offering, page 61

23.           Disclosure states that Highwater Ethanol’s governors will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act.  Provide us an analysis of Highwater Ethanol’s basis for reliance on the safe harbor.

RESPONSE:  The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

1)                    The directors and officers referenced as people who will sell on behalf of the registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

2)                    The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3)                    The directors and officers are not at the time of their participation associated persons of a broker or dealer.

4)                    The directors and officers meet all of the following conditions:

i.                                          The directors and officers primarily perform, or intended primarily to perform at the end of the offering, substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

December 22, 2006

ii.                                       The directors and officers were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

iii.                                    The directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.

Summary of Promotional and Sales Material, page 66

24.           Disclosure states that Highwater Ethanol may use sales materials.  Clarify whether Highwater Ethanol will file the sales materials with the Commission.

RESPONSE:  When we have developed our planned sales literature, we will promptly provide the SEC with copies for review.

Federal Income Tax Consequences of Owning Our Units, page 73

25.           Disclosure in the fourth paragraph of the form of tax opinion filed as exhibit 8.1 that “all statements relating to the Company’s classification as a partnership for federal income tax purposes and the taxation of investors on their allocable share of the Company’s income, gains, losses and deductions recognized by the Company without regard to cash distributions as described in the Registration Statement…constitute our opinion” is inconsistent with the disclosures in the section’s third and fourth paragraphs.  Please revise the disclosures here in the third paragraph’s first sentence and the fourth paragraphs’ first and third sentences to conform to the disclosure in the fourth paragraph of the form of tax opinion.

RESPONSE: We have revised the statements as suggested.

26.           Delete the word “general” in the fourth paragraph when referring to federal income tax consequences.  As indicated in this section’s first paragraph, the section describes the material federal income tax consequences of owning the units.  Thus, the word “general” may imply that investors cannot rely on the disclosure.  Similarly, delete the word “general” in the fourth paragraph of the form of tax opinion filed as exhibit 8.1 when referring to the material federal income tax consequences of owning and disposing of the units.  Delete also the word “generally” in the first sentence under “Tax Treatment of Distributions,” in the first sentence under “Deductibility of Losses; At-Risk and Passive Loss Limitations,” in the third sentence under “Passive Loss Rules,” and in the second sentence under “Alternative Minimum Tax.”  The word “generally” may imply that investors cannot rely on the disclosures.

RESPONSE:  We have revised the prospectus and tax opinion letter as suggested.

Partnership Status, page 73

27.           We note the phrase “assuming we do not elect to be treated as a corporation” in the first

December 22, 2006

sentence.  It is inappropriate for counsel to assume any legal conclusion underlying the opinion.  Since the tax treatment depends upon the legal conclusion of whether Highwater Ethanol is a partnership or a corporation, counsel must opine on these matters as part of its tax opinion and cannot assume them.  Please revise.

RESPONES: We have revised the prospectus as suggested.

Legal Matters, page 80

28.           Include counsel’s address.  See paragraph 23 of Schedule A of the Securities Act and Rule 436 of Regulation C under the Securities Act.

RESPONSE:  We have revised the registration statement and prospectus as suggested.

29.           Replace the word “principal” with the word “material” before the words “federal income tax consequences” to conform to the disclosures in the federal income tax consequences of owning our units section and exhibit 8.1.

RESPONSE:  We have revised the registration statement and prospectus as suggested.

Exhibit Index

30.           Include an exhibit index immediately before the exhibits filed with the registration statement.  See Rule 102(d) of Regulation S-T.  This exhibit index and Item 27 of Form SB-2 are not synonymous.

RESPONSE: We have included an exhibit index in accordance with Rule 102(d) of Regulation S-T.

Exhibits

31.           We note the reference to various agreements under “Consulting Contracts” in the financial statements’ note 4 and the energy management agreement filed as exhibit 10.2.  Tell us what consideration you have given to filing the other agreements as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.  Alternatively, file the agreements as exhibits to the registration statement.

RESPONSE:  The various agreements referenced under “Consulting Contracts” in the financial statements’ note 4 will be filed as exhibits to the registration statement.

Exhibits 5.1 and 8.1

32.           We note that you filed forms of opinion.  You must file executed opinions before the registration statement’s effectiveness.

December 22, 2006

RESPONSE:  We will file executed opinions before the registration’s effectiveness.

33.           We note the statements “The opinions expressed herein shall be effective as of the date of effectiveness of the Company’s Registration Statement” and “The opinion expressed herein shall be effective as of the date of effectiveness of the Company’s Registration Statement.”  Please delete.  Alternatively, you must file new opinions immediately before the registration statement’s effectiveness because the opinions must speak as of that time.

RESPONSE:  We have deleted the statements as suggested.

Exhibit 5.1

34.           We note that Highwater Ethanol will receive only 10% of the subscription amount upon subscription by members.  Please address on a supplemental basis the effect that receiving less than the full subscription amount will have on the validity of the membership units.  We note, for example, that it appears units will not be fully paid and non-assessable upon conclusion of the offering.

RESPONSE:  Pursuant to our member control agreement, no person may become a member without the approval of the board of governors.  Membership Units will be issued to members when the subscriptions are accepted by the board of governors.  The company will not accept subscriptions from subscribers if there is an outstanding balance on the promissory note executed by the subscriber.  Therefore, the Membership Units will be fully paid when issued.  It is the acceptance of the subscription by the board that grants to the subscriber all the rights of membership and shifts the status of the subscriber to that of a member in the Company.   We have revised the registration statement to clarify this issue.

35.           Counsel must consent also to being named under “Legal Matters” in the registration statement.  See paragraph 23 of Schedule A of the Securities Act and Rule 436 of Regulation C under the Securities Act, and revise.

RESPONSE:  Exhibits 23.3 and 23.4 regarding the consent of Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C. reference Exhibits 5.1 and 8.1, which contain counsel’s opinion as to securities and tax matters, respectively. The exhibit tables in the document have been revised to reflect these internal references.

Exhibit 8.1

36.           We note the statement “Our opinion extends only to matters of law and does not extend to matters of fact.”  Since it is inappropriate for counsel to assume any fact that is known or readily ascertainable, please revise.

RESPONSE: We have revised Exhibit 8.1 as suggested.

December 22, 2006

37.           Since the disclosure in the registration statement constitutes the opinion, the short form tax opinion filed as the exhibit and the prospectus both must state clearly that the disclosure in the prospectus’ federal income tax consequences of owning our units section is counsel’s opinion.  Thus, revise the last paragraph of the short form tax opinion to make clear that the disclosure in the prospectus is the opinion rather than a discussion of the opinion.

RESPONSE:  We have revised Exhibit 8.1 as suggested.

Exhibit 10.5

38.           Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety.  Attachments include, for example, annexes, appendices, exhibits, and schedules.  Since you did not file exhibit A that is referenced in section 7.6.2 of the exhibit, please refile the exhibit in its entirety.

RESPONSE:  After investigating the omission of the exhibit referenced in section 7.6.2, it was brought to the Company’s attention by TranSystems Corporation that section 7.6.2 of their contract is a holdover from another contract and was never intended to be part of the agreement between TranSystems and the Company.  Accordingly, section 7.6.2 has been stricken from the contract as agreed to and initialed by Brian Kletscher, President of the Company, and Timothy P. Rock, the Assistant Vice President of TranSystems Corporation, on November 16, 2006.  Exhibit 10.5 will be amended to reflect this change.

Exhibit 23.2

39.           Since you did not include a reference to PRX Geographic, Inc. under “Experts” in the registration statement and are not required to do so, please revise the consent to delete the references to that section.

RESPONSE:  We have added a reference to PRX Geographic, Inc. under “Experts”.

Other

40.           We note that you submitted an application for confidential treatment.  We intend to process concurrently the application and the registration statement.  Before requesting acceleration of the registration statement’s effectiveness, you must resolve any issue concerning the application and file publicly the portions for which you are not requesting confidential treatment.

RESPONSE:  We understand our application for confidential treatment of portions of the registration statement must be resolved prior to the date of effectiveness of our registration statement.

December 22, 2006

Additional Changes/Updates by the Registrant

The Registrant would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to its registration statement on Form SB-2 as follows:

Pursuant to Item 310 of Regulation S-B, the Registrant has included its unaudited financial statements for the interim period ending September 30, 2006.

The Registrant has increased the maximum aggregate offering amount in order to provide the Registrant with increased flexibility in its equity capitalization.

The Registrant has updated the registration statement to reflect the fact that it has entered into a definitive design-build agreement with Fagen, Inc. and has entered into an ethanol fuel marketing agreement with Renewable Product Marketing Group, L.L.C.

The Registrant is filing a Form of its Amended and Restated Member Control Agreement with this Pre-Effective Amendment No. 1 which more closely conforms to the NASAA guidelines.  The unexecuted Amended and Restated Member Control Agreement replaces the previously filed Member Control Agreement, dated May 4, 2006, filed as Exhibit 3.2 to the registration statement.

The Registrant is filing a revised Subscription Agreement with this Pre-Effective Amendment No. 1 which reflects additional conditions to the termination of escrow and the release of proceeds as well as changes to the suitability standards for investors depending on their state of residence.  The revised Subscription Agreement replaces the previously filed Subspription Agreement filed as Exhibit 4.2 to the registration statement.

The Registrant is filing a revised Form of Escrow Agreement with Minnwest Bank with this Pre-Effective Amendment No. 1 which reflects additional conditions to the termination of escrow and the release of proceeds.  The revised Form of Escrow Agreement replaces the previously filed Form of Escrow Agreement filed as Exhibit 4.3 to the registration statement.

Other Non-Substantive Revisions

In addition to the above-described changes and updates, the Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.

December 22, 2006

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,

/s/ Judd W. Vande Voort

Judd W. Vande Voort

JWV:bmd